FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing as Material Information that Banco de Chile’s board of directors agreed to absorb and dissolve its subsidiary SOCOFIN S.A.

Santiago, April 10, 2025

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Ref.: Material Information/

Banco de Chile

Of our consideration:

Pursuant to Articles 9 and 10 of Law No. 18,045, Chapter No. 18-10 of the Restated Regulations for Banks issued by the Financial Market Commission (“CMF”) and General Rule (“NCG”) No. 30 of the CMF, duly authorized for this purpose, I inform you, as a Material Information regarding this institution, that in the Bank’s Board of Directors meeting No. 3,029, held on April 10 of this year, it was agreed, subject to the prior approval by the CMF, to absorb Banco de Chile’s subsidiary, SOCOFIN S.A., through the purchase of the shares issued by said company, held by Banchile Asesoría Financiera S.A., and thereby cause the dissolution of SOCOFIN S.A., pursuant to Article 103, number 2 of Law No. 18,046. Furthermore, once the dissolution of the aforementioned company occurs, the Bank will be its legal successor.

Sincerely,

Alfredo Villegas Montes

General Counsel

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2025

Banco de Chile

/s/ Alfredo Villegas Montes
By:	Alfredo Villegas Montes
General Counsel

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